SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TIMEFIREVR INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88732W109

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,116,523 (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,116,523 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,523 (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.49% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock and warrants that are subject to a 2.49% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,116,523 (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,116,523 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,523 (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.49% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

*As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock and warrants that are subject to a 2.49% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

ITEM 1.

(a)	Name of Issuer: TimefireVR Inc., a Nevada Corporation

(b)	Address of Issuer's Principal Executive Offices: 7600 E. Redfield Rd., #100, Building A, Scottsdale, AZ 85260

ITEM 2.

(a)	This statement is filed by Cavalry Fund I LP and Mr. Thomas Walsh ("Mr. Walsh"), who are collectively referred to herein as "Reporting Persons."

(b)	Address of Principal Business Office or, if none, Residence: The address for each Reporting Person is 61 Kinderkamack Road, Woodcliff Lake, NJ 07677.

(c)	Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities: Common Stock, $0.001 value per share (the “Common Stock)

(e)	CUSIP Number: 88732W109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows (5)- (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Registration on Form S-1 filed with the Securities and Exchange Commission on February 9, 2017 discloses that the total number of outstanding shares of Common Stock as of February 3, 2017 was 44,840,276. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the conversion of convertible preferred stock and warrants (the "Securities"), subject to the 2.49% Blockers (as defined below).

Pursuant to the terms of the Securities, the Reporting Persons cannot convert the Securities if the Reporting Persons would beneficially own, after such conversion, more than 2.49% of the outstanding shares of Common Stock (the "2.49% Blockers"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 2.49% Blockers. Consequently, at this time, the Reporting Persons are not able to convert all of the Securities due to the 2.49% Blockers.

Mr. Walsh, as the Manager of Cavalry Fund I LP, may be deemed to be the beneficial owner of all shares of Common Stock, subject to the 2.49% Blockers, underlying the Securities held by Cavalry Fund I LP. Mr. Walsh disclaims beneficial ownership of these securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION .

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Cavalry Fund I LP

By: /s/ Thomas P. Walsh
Name: Thomas Walsh
Title: Manager

/s/ Thomas Walsh
THOMAS WALSH